Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Filer’s Commission File Number: 000-56227

Date: February 4, 2021

Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. and Vintage Wine Estates
Business Combination Announcement Conference Call

February 4, 2021

Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

C O R P O R A T E   P A R T I C I P A N T S

Paul Walsh, Executive Chairman of the Board, Bespoke Capital Acquisition Corp.

Mark Harms, Chief Executive Officer, Bespoke Capital Acquisition Corp.

Pat Roney, Founder and Chief Executive Officer, Vintage Wine Estates

Terry Wheatley, President, Vintage Wine Estates

P R E S E N T A T I O N

Male Speaker

Thank you for joining us, and welcome to the Bespoke Capital Acquisition Corp. Vintage Wine Estates Business Combination Agreement Webcast and Conference Call of Management's Prepared Remarks.

The information discussed today is qualified in its entirety by the form 8-K that has been filed earlier today by Bespoke and may be accessed on the SEDAR website, www.sedar.com. Please note that the press release issued this morning and related SEDAR documents can also be found on Bespoke's website at www.bespokespac.com. The investor deck that we presented as part of today's discussion has been publicly filed with SEDAR and posted on Bespoke's website where it is available for download. Please review the disclaimers included therein and refer to that as a guide for today's call.

Also, statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast including those set forth in Bespoke's Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties, and other factors discussed in Bespoke's CR filings.

All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Bespoke's SEDAR filings. Do not place undue reliance on forward-looking statements which we assume no responsibility for updating. In addition, statements made today regarding expected cash and equity ownership following the transaction do not take into account any possible redemption of existing Bespoke shareholders prior to the business combination.

Hosting today's call are Paul Walsh, Executive Chairman of the Board for Bespoke; Mark Harms, Chief Executive Officer of Bespoke; Pat Roney, Founder and CEO of Vintage Wine Estates; and Terry Wheatley, President of Vintage Wine Estates.

With that, I'll now turn the call over to Mr. Paul Walsh. Paul?

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

Paul Walsh

Thank you, and welcome, everyone, to the Bespoke Acquisition Call and Vintage Wine Estates Conference Call.

After evaluating over 100 potential transactions, we're excited to announce that Bespoke has identified the ideal partner, entering into a definitive business combination agreement to combine its public company with Vintage Wine Estates, one of the largest and most attractive growth platforms found within the highly-fragmented wine production industry.

This is a truly compelling, long-term investment for us. The $45 billion U.S. wine category offers a large, consistently growing, addressable market, and VWE provides outsized growth as it operates in the sweet spot of the wine industry with both a diversified and differentiated business model.

Throughout today's discussion, you'll hear us refer to the company's three-legged stool approach, but to highlight two areas of particular interest, I’d call out VWE's business-to-business operations where it partners with many of the largest retailers in the country to provide exclusive brands, and arguably its industry-leading DTC platform, as they offer a huge commercial advantage to this business.

In addition, the company has a deeply experienced and highly-regarded management team led by Founder and CEO, Pat Roney, with a very strong track record of synergistic deal-making, which, on top of the impressive organic growth, should continue, and will help drive profitable growth as well as enhanced shareholder value over the long term.

At approximately 30% of revenues versus near a 10% for most of the other major winery companies, the company's DTC platform is growing rapidly organically and highly differentiates VWE from its competitors. The company has historically grown revenues at 20% plus and EBITDA close to 24% on a compound annual basis since 2010, while successfully consummating and integrating over 20 acquisitions.

Thank you. I'll now hand over to Mark to talk you through the construct of the deal.

Mark Harms

Thank you, Paul.

To give everyone a sense of today's proposed transaction, the merger is being completed at an enterprise value of approximately $700 million, which is roughly two times the size of our SPAC. The valuation is highly attractive at just over 12.5 times our estimated Fiscal 2022 EBITDA ending June, a PE ratio of just over 21 times, and a PE to growth ratio of only 0.3 times, each of which are a material discount to the high-growth alcohol and consumer captains and consolidators peer groups. At $12, we'd be trading at 15.6 times EV to EBITDA, and a PE of approximately 26 times Fiscal 2022 earnings.

The high-growth alcohol comps include Boston Beer, Brown-Forman, Constellation, and Jose Cuervo. The high-growth consumer captains and consolidators include Bell Ring, Fever-Tree, Monster, Simply Good, and UTS (phon).

As of February 3, the high-growth alcohol comps traded at a median of 18.8 times Fiscal 2022 EBITDA, and a median PE of 32 times, a premium of 20% to our valuation of $12 per share. The consumer captain's traded a 21.4 times median 37% premium on an EV to EBITDA basis, and approximately a 20% premium on a PE basis.

We have created a true partnership. The existing VWE shareholders, in particular, Founder, CEO, and controlling shareholder, Pat Roney, are rolling over virtually all of their stake, with only approximately $41 million going to passive minority shareholders electing to partially exit and to cash out the existing management incentive plan.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

To further align incentives, we’ve put in place a vesting program so that the existing VWE shareholders will receive material upside of approximately 3 million shares at $15 and at $20 per share via an earn-out, while Bespoke is cutting back on both its founder shares and warrants by about a third to support the deal.

As an additional illustration of our alignment with VWE and collective support of the transaction, we're also putting in place, along with an unusual lock-up period, of 18 months versus a more customary 12 months for both VWE and BCAC core shareholders.

Together, we have built a strong, independent Board of Directors consisting of a combination of wine industry executives and experienced financial and legal professionals with a focus on ESG and diversity which is very important to the company. The majority of our BCAC cash and trust will be directed to pay down debt such that the business will be at zero net debt at closing with over $400 million of leverageable assets, assuming no redemptions.

Given such a pristine balance sheet and how cash-generative VWE is expected to be, this will put us in a strong position to execute upon our acquisitive growth strategy.

Let me know turn it over to Pat Roney to offer the VWE perspective on the proposed merger and why he wants to partner with us. Pat?

Pat Roney

Thank you very much, Mark.

Let me first say that I'm beyond excited about the upcoming merger given how additive and complementary the Bespoke team is to Vintage Wine Estates.

I'm particularly excited to have Paul Walsh join our Board as Chairman. For those of you who don't know him, and because he's too humble to tell you himself, Paul has a remarkable track record at creating value, including his 13-year tenure at Diageo where he and the management team increased shareholder value by over $80 billion during that timeframe. Diageo's team created value by a combination of organic growth, driven by innovation and premiumization, and selected acquisitions, both small and large. We have taken a page from Paul's playbook in building VWE. Moreover, Paul has a tremendous wealth of knowledge and a robust rolodex of industry contacts that will serve us well as we continue to scale and consolidate this highly-fragmented industry.

Beyond Paul, the entire Bespoke Management Team, including Mark Harms and Rob Berner, provide a deep knowledge of the wine industry via their investment in Vinventions, one of the world's largest wine closure companies; considerable financing M&A expertise; and a complementary understanding of the broader consumer staples space that could have taken them elsewhere, but they elected to partner with us, and we couldn't be happier about it.

All in, I believe we now have a best-in-class oversight committee that pairs extremely well with our scale, high-growth, and differentiated wine platform.

As we enter our next phase of growth as a public company, we’ll now have the access to committed capital that will enable us to accelerate core organic growth areas like product development, our go-to-market strategies, and industry-leading direct-to-consumer platform, as well as continue to pursue incremental acquisitive growth opportunities.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

Now, I'll turn it over to Terry Wheatley, our President, to let her tell you a little bit about Vintage Wine Estates and its compelling growth story.

Terry Wheatley

Thank you, Pat.

Good morning, everyone. I'm thrilled to be here today to introduce the VWE business to all of you, and to share with you some of the key investment highlights on what is arguably the fastest-growing U.S. wine producer.

To begin, our company was founded in 2000 when Pat and partner investors acquired the Girard wine business. Since then, we've realized steady organic growth, and have gone on to complete more than 20 acquisitions with a focus on premium assets in key wine regions to provide us with a diversified supply of high-quality grape.

We're currently in the process, and plan to close later this quarter, on our latest acquisition of Kunde, which we entered into a management contract back in 2010, and have since materially enhanced its financial profile due to a strict focus on its high-margin DTC business and continued emphasis on expense control. We have deep, rich M&A history. Since inception, we have clearly demonstrated a successful track record of integrating and growing brands, allowing for us to provide a strong return on equity, and we expect Kunde, as well as future acquisitions, to be no different.

Our go-to-market strategy, which we like to call our three-legged stool, is one that we find highly differentiated relative to peers. We've positioned ourselves to win by having three well-balanced and complementary sales channels; direct-to-consumer, wholesale, and our business-to-business. Allow me to elaborate on each.

Beginning with our highest margin channel, direct-to-consumer, this includes our wine clubs for brand loyalists and consumer engagement, our many tasting rooms with over 36,000 members, telesales, e-commerce, and our growing relationship with QVC where we offer a number of innovative brands including Kevin O'Leary from Shark Tank's brand. The channel is approximately 29% of net revenue, growing at an 11% CAGR since 2012, and it's arguably the most scaled DTC platform in the industry. This unique and highly-attractive channel exposure is something that we'd argue can't be replicated overnight.

Next, at nearly 38% of net sales, is our high-volume wholesale channel where we sell through leading national and regional distributors into over 43,000 on and off-premise accounts. We greatly value these longstanding relationships with our distributor partners as they afford us access to all 50 states, as well as 37 different countries, and growing.

Lastly, we have our B2B channel at roughly 33% of net revenue. This segment has been growing at a 25% revenue CAGR since 2012. This segment houses our exclusive brands for key retail customers, as well as our custom production services. With our exclusive brands, we create high-quality, unique private label offerings for over 20 leading retailers including Costco for its Kirkland brand, Albertsons with its Signature Reserve brand, Target, Amazon, Kroger, HEB, Trader Joe's, and many others. For production services, we establish long-term relationships with brand partners where we’re delivering custom wine-making services for some of the largest and fastest-growing brands in the country like Josh Cellars for the Deutsch family.

Taken all together, these three channels afford us incredible flexibility and allow us to profitably serve our customers with whatever they need and however they need it.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

Looking at our own portfolio, we currently offer over 50 premium brands purposefully built to span all price points, but with a particular focus on the wine industry's growth sweet spot of $10 to $20 per bottle. This segment represents approximately 80% of our case volume, and will remain our target area of investment. However, we see great strategic value in being able to offer our customers a one-stop-shop for all occasions. Our wines run the gamut from our entry level, or what we call lifestyle wines, such as Layer Cake, where we sell close to 350,000 cases a year of, to our high-end, luxury estate line like Girard, Clos Pegase, and Swanson Vineyards that all retail for $25 to $150 a bottle.

We focus on the premium and fine wine segments because they've demonstrated the greatest long-term growth at around 6% per year. Approximately 99% of our case volume is in the over $10 retail price point, with 20% in the over $20 price point. Our diverse brand portfolio enables us to cover all of the most attractive segments of the market.

Speaking of flexibility and diversity, from a production and supply standpoint, we are more than doubling our capacity to 15 million cases per year, and we source our grapes from over 2,800 owned and leased acres of vineyards throughout the premium wine-growing regions in the Napa Valley, Sonoma Valley, the central coast, and up into the Pacific Northwest. Our sourcing and wine-making capabilities have led to numerous awards of 90-point ratings throughout our extensive portfolio, including one of my favorites, the Girard Sauvignon Blanc, which actually received 90 points from both the Wine Enthusiast and the Wine Spectator.

Highlighting the direct-to-consumer segment, we have 19 different wine clubs with over 36,000 members, an active email list of over 850,000 subscribers, and an 11.5 CAGR since 2019. Our Cameron Hughes brand, we believe, is the largest, digitally native, e-commerce only brand. We have a great partnership with QVC and Kevin O'Leary, Mr. Wonderful of Shark Tank fame.

Our B2B channel includes powerful relationships with Costco for Kirkland's, Amazon, Whole Foods, Target, Kroger, and Safeway. Our B2B services segment helps us leverage our platform by providing custom crush and production services including bottling of Josh Cellars for the Deutsch family. This segment's been growing at nearly 25% for us since 2012.

We have a significant remaining white space opportunity with other national chain accounts including Walmart, and deeper penetration of existing accounts. We believe this is a seven-figure case volume opportunity for us.

Across all of our channels, innovation or new brand development has been a key driver of growth, and it will continue to play a critical role in our future success. We created Bar Dog originally for Target, and are now rolling it out nationally. Buttery Bomb and Berry Bomb were created exclusively for Kroger, Signature Reserve for Albertsons.

We've also shown ourselves capable of catering to evolving consumer needs as we've introduced gay, single-served wine cocktails; the innocent low, no alcohol wine brand; and extended into spirits as we produce several liquors for the Albertsons Signature Reserve series and Costco's Kirkland brands. We have several new innovations coming to market shortly through both existing and new retail partners, and we see no shortage of opportunities ahead of us as retailers scout ways to expand their profits. We have refined our capabilities over the years, and we view ourselves as one of the few producers today that can successfully create a brand from scratch and scale it to meet customer demand.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

As we think beyond wine, we're evaluating opportunities in other high-growth segments. Hard seltzers and hard ciders are natural extensions to our portfolio that complement our production and sales infrastructure, and we have unique insight into cannabis beverages that we're evaluating upon federal legalization.

What we produce is just as important to us as how we produce it, and maintaining the right culture truly is the foundation of our company. We're strongly committed to environmental sustainability, both from our vineyards and into our cellars. We're strongly committed to being socially responsible and advocating inclusion and diversity. I'm proud to say that today more than half of our managers are women, and we have a number of corporate and non-profit partnerships whose missions are consistent with the brands that we build.

It's been my pleasure to give you just the first taste of Vintage Wine Estates.

I'll now turn it back to the man who started it all, our Founder and CEO, Pat Roney.

Pat Roney

Thank you very much, Terry.

As Paul alluded to at the beginning, we operate in a large and growing industry. Over the course of the last 25 years, we've seen a doubling of the business in the category, and over the last 40 to 50 years, we've seen it quadruple, and yet we still think it has considerable room to grow as per capita consumption in the United States remains relatively low at 15.2 gallons per person versus 25 to over 50 gallons per person for certain European countries such as France, Italy, and the U.K.

Within the broader wine market, there has been a notable trend towards premium; $10 per bottle plus offerings, which I'll remind you capture over 99% of our volume today as the sub-segment has realized nearly 6% CAGR since 2017 versus flat growth for non-premium wines. This premiumization effect (inaudible) the industry, and has been even more pronounced during COVID as sales for premium price points have grown anywhere from 17% to 24% for the 52-week period ending October 31.

Not only have we benefited from the outsized price point exposure, but we've also seen considerable gains through our highest-margin direct-to-consumer channel where we can deliver a bottle of wine to most of the country within two days, and we anticipate that this shift in purchase behavior will persist well beyond the pandemic as consumers increasingly seek out convenience and come to realize the benefits of online shopping. This ease of access and ability to engage and introduce consumers to our high-quality offerings also gives us an increased confidence that we can continue to grow our wine club membership as we transition one-time shoppers into sticky, repeat loyalists.

The exclusive brands channel has seen rapid growth as national retailers seek to differentiate themselves with high-quality branded products at attractive price points. We have most of our exclusive brand wines independently rated which helps with consumer marketing.

I haven't seen such a favorable environment for acquisitions as will be seen over the next couple of years. Silicon Valley Bank did a survey of independent wineries recently, and over 50% said they'd consider selling in the next one to two years. There are over 4,000 of those, and over 10,000 wineries in the United States.

The distributor and retail channel consolidations also benefit us as they each want to deal with sophisticated suppliers that can add value and move quickly. The smaller wineries, and those stuck in the traditional wholesale models, struggle to access these larger distributors and retailers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

Aside from the many growth sector tailwinds and organic growth levers that we have at our disposal, I'd note that scale matters in wine whether it be related to sourcing, production, or working with our distribution and retail partners as they continue to realize elevated levels of consolidation. We believe the highly-fragmented industry of over 10,000 wineries provides us with a considerable runway for inorganic growth.

It's no secret to anybody in the industry that we're one of the most acquisitive companies in the industry. Every deal is unique, but we are disciplined and have a well-tested playbook that has shown itself capable of delivering significant top and bottom line improvement in short order. I typically look at 40 to 60 different opportunities per year, typically putting out four to five letters of intent, and we normally close two to three acquisitions annually. Given our expectations for $1 billion plus, and available acquisition capacity from our balance sheet, and a greater network of contacts received from Bespoke through this merger, we fully intend on maintaining this pace, and, in fact, we could very accelerate it as we have a very actionable M&A pipeline today.

The combination of what we've been able to accomplish both organically and through acquisitions has translated into a truly compelling financial outcome. We have a diversified revenue base with virtually all of our volumes at premium price points.

We have been very fortunate to grow our business at 20% plus CAGR for sales and Adjusted EBITDA since 2008. We expect this track record for delivering margin growth and expansion to continue as is outlined in our outlook provided in the investor deck on our website calling for an estimated 17% sales, 21% gross profit, and 43% Adjusted EBITDA CAGR through Fiscal Year 2023, inclusive of future acquisitions targeting approximately $325 million in estimated revenues and $80 million of estimated EBITDA in Fiscal Year '23, up from approximately $233 million in estimated revenues and $46 million of estimated EBITDA for the fiscal year ending June 2021.

We have forecast only one acquisition per year in the investor deck, and we could do well more than one per year. A major factor behind our confidence in such robust margin expansions stems from a recent $45 million capital investment expected to be completed by June to centralize and expand warehousing capacity and install a high-speed bottling line that will provide us with top five production capabilities, taking capacity to 15 million cases per year from 7 million cases per year. We'll see an immediate return on this investment. As we continue to scale, this should drive considerable efficiency gains over time.

Furthermore, as we won't require any additional significant cap ex needs for the foreseeable future, we’ll be positioned to generate meaningful free cash flow in the range of 65% to 75% of annualized Adjusted EBITDA.

Thank you for your time today. I'll now turn it over to Mark to close it out for us.

Mark Harms

Thanks, Pat.

We'd like to close by just commenting on why we view VWE as a unique and compelling public market opportunity.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Bespoke Capital Acquisition Corp. – Bespoke Capital Acquisition Corp. and Vintage Wine Estates Business Combination Announcement Conference Call, February 4, 2021

We're very fortunate to find a company with such an impressive track record, and an equally attractive outlook. We are incredibly excited to be partnering with Pat and his team. The Bespoke team is committed, invested, and highly-incentivized to help scale this business for long-term success. The enduring, consistently-growing industry backdrop is evolving in a manner that materially favors VWE relative to its peers due to its premiumization strategy and industry-leading DTC platform. The company's well-capitalized, well-balanced, and differentiated omni-channel strategy provides a strong foundation to build upon and sustain robust, long-term organic growth and profitability. With enhanced access to capital to enable a more rapid consolidation of the industry, and the collective knowledge and expertise that comes from both management and the best-in-class Board, we see VWE as well-equipped for the next step in its highly-attractive growth trajectory.

With that, we'd like to thank you for your time and attention today. If you have any questions regarding today's announcement, please visit our website, www.bespokespac.com, or feel free to contact bespokeir@icrinc.com.

Thanks again, and have a great day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Forward Looking Statements

Some of the statements contained in this transcript are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this transcript. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Information; Non-GAAP Financial Measures

The financial information and data contained in this transcript is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s actual results and the financial information included herein may be material.

Some of the financial information and data contained in this transcript, such as EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present a similar non-GAAP financial measure to investors. Management does not consider this non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measures is that it reflects the exercise of judgments by management. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below) when available. However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.